ASM International N.V. announces the exercise of its right to redeem all its outstanding 6.5% Senior Unsecured Convertible Bonds due 2014

ALMERE, The Netherlands – October 7, 2012 – ASM International N.V. (NASDAQ: ASMI and NYSE Euronext Exchange in Amsterdam: ASM) announces that it will exercise its right to redeem all outstanding 6.5% senior unsecured convertible bonds (the "Bonds") on November 27, 2012 at their principal amount, together with accrued but unpaid interest. The relevant notifications to the bondholders will be sent on Monday October 8, 2012.

Bondholders may exercise their right to convert their Bonds into ordinary shares ultimately on November 20, 2012.

As of 5 October 2012 the aggregate principal amount of Bonds outstanding is €150 million. The conversion price is € 16.53.

For any questions relating to the Bonds, bondholders may contact Citibank, N.A. London Branch as Registrar, and Principal Paying, Conversion and Transfer Agent at the following details:

Citibank, N.A., London Branch
Att.: Agency & Trust
Citigroup Centre
33 Canada Square
Canary Wharf
London E14 5LB
United Kingdom
corporateaction.instruction@citi.com

About ASM International
ASM International N.V., headquartered in Almere, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International's common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI's website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, corporate transactions, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company's filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company's reports on Form 20-F and Form 6-K. The Company assumes no obligation to update or revise any forward-looking statements to reflect future developments or circumstances.

Contacts:
Erik Kamerbeek
+31 88100 8500

Mary Jo Dieckhaus
+1 212 986 2900

Media Contact:
Ian Bickerton
+31 20 6855 955
+31 625 018 512